                                                                    EXHIBIT 99.2


                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                  MARCH 31, 2001  SEPTEMBER 30, 2000
                                                  --------------  ------------------
ASSETS
 Current assets:
 Cash and cash equivalents                         $ 12,056,776      $ 11,650,600
 Marketable securities                                1,383,450                --
 Trade and other receivables                          2,367,301         2,443,063
 Inventories                                          1,876,474         1,913,538
 Prepaid expenses and other                             228,641           256,688
                                                   ------------      ------------
                                                     17,912,642        16,263,889

 Plant and equipment, net                             4,419,702         4,977,118
 Notes receivable                                       200,088           200,088
 Restricted cash and marketable securities            9,155,073         8,870,989
 Other asset                                          2,840,000         2,840,000
                                                   ------------      ------------
                                                   $ 34,527,505      $ 33,152,084
                                                   ============      ============
LIABILITIES

 Current liabilities:
 Accounts payable and accrued liabilities          $    488,287     $     656,051
 Notes payable                                           15,846            15,830
 Deferred revenue                                            --         5,036,003
                                                   ------------      ------------
                                                        504,133         5,707,884

 Notes payable, net of current portion                   45,655            54,607
 Reclamation obligations                             12,192,494        12,192,494
 Deferred revenue                                    12,578,116         4,244,000
 Deferred credit                                      4,220,000         4,220,000
                                                   ------------      ------------
                                                     29,540,398        26,418,985
                                                   ------------      ------------
SHAREHOLDERS' EQUITY
 Share capital                                       37,439,402        37,439,402
 Deficit                                            (32,452,295)      (30,706,303)
                                                   ------------      ------------
                                                      4,987,107         6,733,099
                                                   ------------      ------------
                                                   $ 34,527,505      $ 33,152,084
                                                   ============      ============



ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein                                  /s/ Lukas H. Lundin

Ron F. Hochstein, Director                            Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                            THREE MONTHS ENDED MARCH 31     SIX MONTHS ENDED MARCH 31
                                               2001            2000            2001            2000
                                           ------------    ------------    ------------    ------------
OPERATIONS

Revenue

 Uranium sales                             $         --    $  2,043,400    $         --    $  5,311,000

 Vanadium sales                                      --         353,608          47,533         353,608

 Process milling                                245,343         135,149         521,600         493,200
                                           ------------    ------------    ------------    ------------
  Total revenue                                 245,343       2,532,157         569,133       6,157,808
                                           ------------    ------------    ------------    ------------
Costs and expenses

 Uranium cost of sales                               --       1,650,000              --       4,415,000

 Vanadium cost of sales                              --         333,411          22,108         333,411

 Process milling expenditures                   224,763          90,813         407,362         253,034

 Mill stand-by expenditures                     689,144         816,890       1,337,470         816,890

 Selling, general and administrative            635,663       1,258,127       1,087,293       2,223,004

 Write-down of inventories                           --         606,022              --         606,022

 Depreciation                                    67,525         164,779         137,902         330,086
                                           ------------    ------------    ------------    ------------
                                              1,617,095       4,920,042       2,992,135       8,977,447
                                           ------------    ------------    ------------    ------------

Loss before the following                    (1,371,752)     (2,387,885)     (2,423,002)     (2,819,639)

 Decrease in reclamation obligations                 --       1,455,533              --       1,455,533

 Net interest and other income                  335,184         191,099         677,010         385,368
                                           ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                          (1,036,568)       (741,253)     (1,745,992)       (978,738)
                                           ============    ============    ============    ============
Loss per common share                      $      (0.02)   $      (0.01)   $      (0.03)   $      (0.01)
                                           ============    ============    ============    ============

DEFICIT

Deficit, beginning of period                (31,415,727)    (15,699,137)    (30,706,303)    (15,461,652)

 Loss for the period                         (1,036,568)       (741,253)     (1,745,992)       (978,738)
                                           ------------    ------------    ------------    ------------
DEFICIT, END OF PERIOD                     $(32,452,295)   $(16,440,390)   $(32,452,295)   $(16,440,390)
                                           ============    ============    ============    ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                               THREE MONTHS ENDED MARCH 31       SIX MONTHS ENDED MARCH 31
                                                                   2001            2000            2001            2000
                                                               ------------    ------------    ------------    ------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES

Loss for the period                                            $ (1,036,568)   $   (741,253)   $ (1,745,992)   $   (978,738)

Items not affecting cash

   Depreciation and amortization                                    284,264         385,332         571,316         550,639

   Write-down of inventories                                             --         606,022              --         606,022

   Decrease in reclamation obligations                                   --      (1,455,533)             --      (1,455,533)
                                                               ------------    ------------    ------------    ------------
                                                                   (752,304)     (1,205,432)     (1,174,676)     (1,277,610)

Changes in non-cash working capital items
   Decrease (increase) in trade and other
   receivables                                                      117,238      (2,007,037)         75,762        (990,495)

   Decrease in inventories                                           23,588       2,007,337          37,064       1,664,996

   (Increase) decrease in other current assets                      (87,445)        (71,498)         28,048         (22,998)

   Increase (decrease) in other accounts payable
   and accrued liabilities                                          228,995        (382,422)       (167,764)     (1,469,700)
                                                               ------------    ------------    ------------    ------------
   NET CASH (USED IN) OPERATIONS                                   (469,928)     (1,659,052)     (1,201,566)     (2,095,807)
                                                               ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

   Properties, plant and equipment                                    4,571          30,275         (13,900)        (20,204)

   Mongolia mineral properties                                           --         (60,446)             --        (180,503)

   Collection of notes receivable                                        --              --              --           1,928

   Increase in marketable securities                             (1,383,450)             --      (1,383,450)             --

   Increase in restricted marketable securities                    (139,680)       (137,774)       (284,084)       (270,767)
                                                               ------------    ------------    ------------    ------------
   NET CASH (USED IN) INVESTMENT ACTIVITIES                      (1,518,559)       (167,945)     (1,681,434)       (469,546)
                                                               ------------    ------------    ------------    ------------

FINANCING ACTIVITIES

   (Decrease) increase in notes payable                              (4,532)        461,764          (8,937)       (518,307)

   Increase in deferred revenue                                   1,538,460         934,768       3,298,113       3,260,284
                                                               ------------    ------------    ------------    ------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                      1,533,928       1,396,532       3,289,176       2,741,977
                                                               ------------    ------------    ------------    ------------

(Decrease) increase in cash and cash equivalents                   (454,559)       (430,465)        406,176         176,624

Cash and cash equivalents, beginning of period                   12,511,335       1,076,496      11,650,600         469,407
                                                               ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $ 12,056,776    $    646,031    $ 12,056,776    $    646,031
                                                               ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION

   Cash interest paid                                                 3,103          16,681           8,849          54,690

   Cash interest received                                           267,453         159,465         598,052         327,095